Exhibit 12.5

CILCORP INC.

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$10,367	$3,222	$21,004	$49,402		$43,542
Less- Change in accounting principle	—	(2,497)	—	—		—
Add- Taxes based on income (benefit)	(8,526)	(3,164)	(10,944)	21,018		19,411

Net income before income taxes and change in accounting principle	1,841	2,555	10,060	70,420		62,953
Add- fixed charges:
Interest on long term debt	51,992	50,562	51,574	62,824	(1)	53,592	(1)
Estimated interest cost within rental expense	395	390	289	343		430
Amortization of net debt premium, discount, and expenses	767	693	801	1,322		1,428
Subsidiary preferred stock dividends	2,062	1,988	1,933	1,869		1,354
Adjust preferred stock dividends to pre-tax basis	346	1,293	(1,007)	812		604

Total fixed charges	55,562	54,926	53,590	67,170		57,408

Less: Adjustment of preferred stock dividends to pre-tax basis	346	1,293	(1,007)	812		604
Earnings available for fixed charges	$57,057	$56,188	$64,657	$136,778		$119,757

Ratio of earnings to fixed charges	1.02	1.02	1.20	2.03		2.08

(1) Includes FIN 48 interest expense